COMMENTS RECEIVED ON JULY 2, 2014

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File Nos. 033-43529 and 811-06440)

Fidelity Advisor Freedom 2060 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom K 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 62

FIDELITY BOYLSTON STREET TRUST (File Nos. 002-76309 and 811-03407)

Strategic Advisers Multi-Manager 2060 Fund

POST-EFFECTIVE AMENDMENT NO. 47

1. All funds

"Fund Summary" (prospectuses)

"Investment Objective"

"The fund seeks high total return until its target retirement date. Thereafter the fund's objective will be to seek high current income and, as a secondary objective, capital appreciation."

C: The Staff requests we define "total return" elsewhere in the prospectus.

R: We believe total return is commonly understood to mean a combination of capital changes and income. Accordingly, we have not modified disclosure.

2. All funds

"Fund Summary" (prospectuses)

"Portfolio Turnover"

"The fund will not incur transaction costs, such as commissions, when it buys and sells shares of underlying Fidelity funds (or "turns over" its portfolio), but it could incur transaction costs if it were to buy and sell other types of securities directly. If the fund were to buy and sell other types of securities directly, a higher portfolio turnover rate could indicate higher transaction costs and could result in higher taxes when fund shares are held in a taxable account. Such costs, if incurred, would not be reflected in annual operating expenses or in the example and would affect the fund's performance."

C: The Staff requests we disclose that underlying funds will incur transaction costs.

R: We believe the disclosure included in the prospectuses is consistent with Item 3 of Form N-1A, which requires that we disclose the relationship between a fund's transaction costs and a fund's portfolio turnover rate. The transaction costs of the underlying funds the funds may invest in have no bearing on a fund's portfolio turnover rate. Accordingly, we have not revised our portfolio turnover disclosure.

3. All funds

"Investment Details" (prospectuses)

"Principle Investment Strategies"

C: The Staff requests that we disclose the market capitalization and credit quality policies.

R: The funds do not have a principal investment strategy of investing in securities of companies with a particular market capitalization or securities of a specific average credit quality. Accordingly, we have not modified disclosure.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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4. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Foreign Exposure. Foreign markets, particularly emerging markets, can be more volatile than the U.S. market due to increased risks of adverse issuer, political, regulatory, market, or economic developments and can perform differently from the U.S. market. Emerging markets can be subject to greater social, economic, regulatory, and political uncertainties and can be extremely volatile. Foreign exchange rates also can be extremely volatile."

C: The Staff requests that a corresponding emerging markets strategy be added to "Principal Investment Strategies" in the "Fund Summary" section.

R: The funds do not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under "Foreign Exposure" to the extent that the funds or any underlying funds in which the funds may invest may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

5. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

"Issuer-Specific Changes. The value of an individual security or particular type of security can be more volatile than, and can perform differently from, the market as a whole. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a security to decrease. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) and certain types of other securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities and certain types of other securities can be more volatile due to increased sensitivity to adverse issuer, political, regulatory, market, or economic developments."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We will modify each fund's disclosure regarding "lower-quality debt securities" as follows:

"Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds) involve greater risk of default or price changes due to changes in the credit quality of the issuer."

6. All funds

"Fund Summary" (prospectuses)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Fund Summary" section.

R: The risks associated with these specific investment styles are not principal investment risks of the funds. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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7. All funds

"Fund Summary" (prospectuses)

"Principle Investment Strategies"

C: The Staff requests that we add a corresponding strategy and risk for commodities and commodity-linked investing to the "Fund Summary" section.

R: Each fund's principal investment strategy is to invest in underlying funds according to a disclosed asset allocation strategy. Each fund's principal investment risks disclosure corresponds to each fund's exposure to specific underlying funds as of a certain date. Because the funds do not have a principal investment strategy to invest in commodities or make commodity linked investments, but rather invest in underlying funds that may have exposure to such instruments, we respectfully decline to include this disclosure in the principal investment strategy section and will continue to reflect the appropriate risk disclosure according to each fund's exposure to such instruments through underlying funds.

8. All funds

"Fund Summary" (prospectuses)

"Purchase and Sale of Shares"

(Example from Fidelity Freedom 2060 Fund)
"You may buy or sell shares through a Fidelity brokerage or mutual fund account, through a retirement account, or through an investment professional. You may buy or sell shares in various ways:

Internet www.fidelity.com
Phone Fidelity Automated Service Telephone (FAST®) 1-800-544-5555 To reach a Fidelity representative 1-800-544-6666
Mail
Additional purchases: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0003	Redemptions: Fidelity Investments P.O. Box 770001 Cincinnati, OH 45277-0035
TDD - Service for the Deaf and Hearing Impaired 1-800-544-0118

The price to buy one share is its net asset value per share (NAV). Shares will be bought at the NAV next calculated after your investment is received in proper form.

The price to sell one share is its NAV. Shares will be sold at the NAV next calculated after an order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

Initial Purchase Minimum	$2,500
For Fidelity Simplified Employee Pension-IRA, Keogh, and Investment Only Retirement accounts	$500
Through regular investment plans in Fidelity Traditional IRAs, Roth IRAs, and Rollover IRAs (requires monthly purchases of $200 until fund balance is $2,500)	$200

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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The fund may waive or lower purchase minimums in other circumstances."

C: The Staff requests that we remove any information that does not conform with Items 6(a) and 6(b).

R: We believe the disclosure at issue is consistent with the purchase and sale information required by Item 6(a) and (b), and note that the disclosure is intended to be read together with the paragraph directly below it. We acknowledge that each fund has comparable disclosure in the "Additional Information about the Purchase and Sale of Shares" section of its statutory prospectus, but we believe that it is important to include the disclosure at issue because each fund will produce a stand-alone summary prospectus. Accordingly, we have not modified disclosure.

9. All funds

"Investment Details" (prospectuses)

C: The Staff would like the "Principal Investment Strategies" section of the "Fund Summary" to include a "glide path" for all funds that have not yet reached their target date.

R: We are aware of the proposed rule titled, "Investment Company Advertising: Target Date Retirement Fund Names and Marketing." However, we are not aware of a final rule on this topic, including any Form N-1A amendments. Each target date fund's individual asset allocation strategy and the fact that it becomes more conservative over time is disclosed under "Principal Investment Strategies" in the "Fund Summary" section for each fund. A glide path chart illustrating the asset allocation strategies for all target date funds in each product line, showing each individual fund's relative positioning in the context of and in relation to other funds in the same product line over time, is presented in the "Investment Details" section. At present, such a glide path chart or table cannot be included under "Principal Investment Strategies" in the "Fund Summary" section, since disclosure responsive to Item 4 can only include the principal strategies for one fund at a time. See Form N-1A General Instruction C.3(c)(ii). If Form N-1A is amended to permit or require in the "Fund Summary" section a glide path showing all funds in the product line, illustrating how each becomes more conservative over time until its allocations match those of the income fund in its respective product line, we will revisit our disclosure at that time.

10. All funds

"Investment Details" (prospectuses)

"Principal Investment Risks"

C: The Staff would like us to confirm that the "Principal Investment Risks" described in the "Investment Details" section also have corresponding disclosure in the "Fund Summary" section.

R: We confirm that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the funds' principal investment risks. The "Investment Details" section may contain additional risks that reflect the principal risks of the underlying funds in which the funds invest. In an effort to provide additional shareholder disclosure, we believe it is important to disclose all principal risks of the underlying funds, even though certain risks may not technically rise to the level of a "principal" risk for the fund. Pursuant to General Instruction C.3(b) under Form N-1A, a fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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11. All funds (except Fidelity Advisor Freedom 2060 Fund)

"Fund Services" (prospectuses)

"Fund Distribution"

"If payments made by the Adviser or FMR to FDC or to intermediaries under the Distribution and Service Plan were considered to be paid out of the fund's assets on an ongoing basis, they might increase the cost of your investment and might cost you more than paying other types of sales charges."

C: The Staff requests that we change "might" to "will".

R: Because the fund's do not pay 12b-1 fees for the sale and distribution of shares under their Rule 12b-1 plans, we believe the disclosure is more accurate as written and that a literal reading of Item 12(b) (which also requires disclosure of the amount of distribution fee payable) is not appropriate in this instance. Accordingly, we have not modified disclosure.

12. All funds

"Investment Policies and Limitations" (SAIs)

"Concentration"

(Example from Fidelity Freedom 2060 Fund)
"The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry (provided that investments in other investment companies shall not be considered an investment in any particular industry for purposes of this investment limitation)."

C: The Staff requests confirmation, for the purposes of monitoring compliance with each fund's fundamental industry concentration limit, that each fund "looks through" to the investments of each underlying fund.

R: Each fund is a funds of funds product. As each fund's fundamental concentration limit indicates, each fund does not intend to concentrate in any one industry. Further, each fund discloses that it does not treat "investment companies" as a particular industry for purposes of its concentration limit. We believe this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the SAI, including a policy not to concentrate.

13. All funds

"Investment Details" (prospectuses)

"Principal Investment Strategies"

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that if a fund holds any credit default swaps in its portfolio, at this time it would expect to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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14. All funds

"Trustees and Officers" (SAIs)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

15. All funds

"Trustees and Officers" (SAIs)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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16. Fidelity Freedom 2060 Fund and Fidelity Freedom K 2060 Fund

"Fund Summary" (prospectuses)

"Fee Table"

C: The Staff questioned why Fidelity Freedom K 2060 Fund's acquired fund fees and expenses (AFFE) is less than Fidelity Freedom 2060 Fund's AFFE when the funds have the same underlying fund allocations.

R: Although the funds invest in the same underlying funds, due to eligibility requirements and distribution arrangements of the underlying funds, the funds invest in different share classes of such underlying funds, which have different expenses.

17. Fidelity Advisor Freedom 2060 Fund

"Fund Summary" (prospectuses)

"Investment Objective"

(Fidelity Advisor Freedom 2060 Fund)
"The fund seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond."

(Fidelity Freedom 2060 Fund)
"The fund seeks high total return until its target retirement date. Thereafter the fund's objective will be to seek high current income and, as a secondary objective, capital appreciation."

C: The Staff would like an explanation as to the inclusion of "principal preservation" in the Advisor fund's objective and why it differs from the other Freedom Funds.

R: The investment objective of the Fidelity Advisor Freedom 2060 Fund is identical to the investment objective of the other Fidelity Advisor Freedom Funds, which were initially launched in 2003. The Fidelity Freedom Funds were launched in 1996. The difference in the wording of the investment objective between the two product lines is attributable to the preferences of the different distribution channels through which the product lines are sold at the time the funds were launched. Although worded differently, the effect of both investment objectives is the same and the funds follow the same asset allocation strategy pursuant to the same glide path.

18. Fidelity Advisor Freedom 2060 Fund

"Fund Summary" (prospectus)

"Fee Table"

"A Class A and Class T purchases of $1 million or more will not be subject to a front-end sales charge. Such Class A and Class T purchases may be subject, upon redemption, to a contingent deferred sales charge (CDSC) of 1.00% or 0.25%, respectively."

C: The Staff requests we update the maximum contingent deferred sales charge line item to read "1.00%" for Class A and "0.25%" for Class T instead of "none."

R: Were we to make the requested change, the table would reflect more than one type of sales charge. While that would technically be consistent with Instruction 2(a)(ii) to Item 3, which contemplates disclosure of more than one type of sales charge, we believe that this result would not be appropriate for this fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares. Therefore, reflecting a maximum cumulative percentage would overstate the maximum that could be charged. Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, we disclose the maximum front-end sales charge in the table and include a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not. Accordingly, we have not modified disclosure.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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19. Fidelity Freedom Index 2060 Fund

"Fund Summary" (prospectus)

"Fee Table"

"B Fidelity Management & Research Company (FMR) has contractually agreed to reimburse Class W of the fund to the extent that total operating expenses (including acquired fund fees and expenses, but excluding interest, certain taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses, if any, incurred by the fund or an acquired fund in which the fund invests) exceed 0.16% of its average net assets. This arrangement will remain in effect through May 31, 2017. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff requests confirmation that the agreement will be filed as an exhibit to the registration statement.

R: As disclosed, this expense reimbursement arrangement will remain in effect for at least a year from the effective date of the prospectuses, but there is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by FMR pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by FMR at any time).

20. Strategic Advisers Multi-Manager 2060 Fund

"Cover" (prospectus)

"In this prospectus, the term "shares" (as it relates to the fund) means the class of shares offered through this prospectus."

C: The Staff requests that this language be deleted from the cover.

R: The language at issue was revised and relocated from the "Fund Summary" section to the cover page in response to SEC Staff comments received on November 3 and November 17, 2009 relating to 485(a) filings for Fidelity Charles Street Trust and Fidelity Fixed Income Trust. We continue to believe that the disclosure is important in light of our fund and class naming conventions, which can be confusing without additional explanation. Accordingly, we have not removed the disclosure.

21. All funds

Tandy Representations (prospectuses and SAIs)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

Fidelity Aberdeen Street Trust (File Nos. 033-43529 and 811-06440), Post-Effective Amendment No. 62, Fidelity Boylston Street Trust (File Nos. 002-76309 and 811-03407), Post-Effective Amendment No. 47

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2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.